Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that appear elsewhere in the report on Form 6-K of which this document is a part. In addition to historical consolidated financial information, the following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

We are a pure-play, end-to-end EPCC solutions provider for solar PV facilities in Malaysia. Our primary focus is on two key segments: large-scale solar projects (“LSS”) and commercial and industrial (“C&I”) solar projects.

Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project. As an EPCC provider, we assume most of the responsibility for the entire project lifecycle, from design and engineering to material procurement, construction, installation, integration, and commissioning.

C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor. As the main contractor, we engage in comprehensive services encompassing project design, engineering, equipment procurement, construction, and commissioning.

Our revenue for the six months ended June 30, 2026 is mainly derived from execution of construction contract for both LSS and C&I projects.

Key Factors that Affect Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

Government Incentives and Regulation

We have not seen any impact of unfavorable government policies upon our business in recent years. However, our business and results of operations can be affected by various factors such as government policies, regulations, subsidies, and incentives. Changes in these factors can lead to market uncertainty and affect the demand for solar PV systems. However, we will seek to adjust as required if and when government policies shift.

Expansion into New Markets

We noticed the significant untapped potential for solar energy in Southeast Asia. Our strategy entails expanding our business presence in the region with a specific focus on countries like Vietnam and the Philippines. Furthermore, we believe that the market for large-scale solar, commercial and industrial, and residential solar services remain substantially untapped in Southeast Asia and in order to capitalize on this potential, we plan to strengthen our existing client relationships while actively searching for new clients to accelerate our growth trajectory.

Geographic Concentration in Malaysia

Despite our intention to expand our business presence in Southeast Asia, our main operations are based in Malaysia and our business and results of operations may be influenced by the changes in political, economic, social environment as well as by the general state of the economy in Malaysia.

Changes in the Macro-Economic Environment and Energy Demand

Our future operating results also depend on the continued demand for utility-scale solar energy. This is dependent on many factors, including the demand for cheaper energy sources driven by regional, national or global macroeconomic trends. If the demand for cheaper energy sources increases, we may face greater competition from conventional and other renewable energy sources, such as coal, natural gas and wind to the extent they are able to offer energy solutions that are less costly. If utility-based customers opt for other sources of energy, the average contract value may be affected if we seek to be more price competitive and as a result, our revenue and operating results could be negatively affected.

Product Costs and Supply Chain Disruptions

Our solar PV installation services involve commodities such as steel and aluminum. Fluctuations in the commodities’ costs that occurred after the signing of fixed lump-sum contracts are critical to our services and may impact our financial performance. In addition, any shortages or other constraints in the supply chain, either solar module component shortages, container shortages, supply chain disruptions which may result in an increase of transportation cost may affect the costs of our services, our margins and our operating results.

Our Ability to Acquire New Customers

Our operating results and growth will depend in part on our ability to continue to attract new customers. While we believe that the underlying market for utility based solar products will continue to grow, it is difficult to predict the growth of potential new customers for our services or whether we will be successful in acquiring these new customers. We plan to continue to invest in our sales and marketing efforts to acquire new customers in order to generate continued revenue growth on a year-over-year basis.

Inflation and Interest Rate

We may be impacted by inflationary pressures. Inflation has continued to accelerate after a series of global events, including the Russia’s invasion of Ukraine, driving up energy prices, freight premiums, and other operating costs. Interest rates, notably mature international market government bond yields, are rising as central banks around the world tighten monetary policy in response to inflationary pressures, while debt remains at high levels in many major markets. The eventual implications of tighter monetary policy, and potentially higher long-term interest rates may drive a higher cost of capital during our forecast period. These inflationary pressures are expected to persist, at least in the near term, and will continue to negatively affect our results of operation. To help mitigate the inflationary pressures on our business, we adjusted our services fee in certain markets and expanded our supplier base.

Key Components of Result of Operations

Revenue

We generate revenues from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of LSS and C&I rooftop solar PV projects for both third-party customers and related parties.

Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories for LSS and C&I projects. In addition, revenue from sales of goods is derived from the sale of electricity generated under our C&I solar asset ownership portfolio. Our revenue was mainly derived from contract services and is primarily generated from the execution of solar PV projects.

Cost of sales

Our cost of sales comprises material cost, construction cost, staff cost, logistic cost, tools & machinery, miscellaneous project-related expenses and depreciation.

The material cost mainly consists of costs associated with the purchases of solar PV modules, mounting structures, inverters, cables and other accessories required for both sales of goods and contract services.

The construction cost includes the subcontractor and installation costs incurred for contract services activities. Subcontractor costs include payments to external contractors for civil works, mechanical installation, electrical installation, and commissioning services. These costs vary depending on project size, complexity, and site conditions.

The staff cost includes salaries, allowances and related expenses for project engineers, site supervisors, technicians, and other personnel directly involved in project execution.

The logistic cost primarily includes the transportation of materials, loading and unloading activities and warehousing and storage costs.

The tools & machinery costs incurred for equipment rental, tools, and machinery used during construction and installation activities form part of the cost of sales.

The miscellaneous includes project consultancy fees, custom duty, insurance and direct project expenses.

The depreciation relates to the Group’s solar plants and these assets are used directly in the production of electricity.

Selling and Administrative Expenses

Our selling and administrative expenses consist of information and communication technology subscription, legal and professional fees, depreciation of plant and equipment and right-of-use assets, directors’ fee, salaries and other related expenses, employee benefits expenses, net impairment losses on trade receivables and others.

Depreciation under selling and administrative expenses relates to computer and software, motor vehicles, office equipment, office renovation and other assets used in the Group’s day-to-day operations.

Results of Operations

Comparison of the Results for the Six Months Ended June 30, 2026 and June 30, 2025

The results of operations presented below should be reviewed in conjunction with our unaudited interim condensed consolidated financial statements and related notes in Exhibit 99.1 of this Form 6-K. The following table sets forth certain operational data for the six months ended June 30, 2026 and 2025, respectively:

	Note	Six months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2026
		RM	RM	USD
Revenue from contract services		38,289,161	42,571,195	10,440,513
Revenue from sales of goods		2,507,413	4,728,963	1,159,770
Revenue from contract services – related parties		14,669,420	35,713,128	8,758,584
Total revenue	18	55,465,994	83,013,286	20,358,867

Cost of sales from contract services		(46,953,622)	(70,042,430)	(17,177,787)
Cost of sales from sales of goods		(2,262,004)	(3,899,015)	(956,228)
Cost of sales for contract services – related party		(386,972)	(430,856)	(105,667)
Total cost of sales	19	(49,602,598)	(74,372,301)	(18,239,682)
Gross profit		5,863,396	8,640,985	2,119,185

Selling and administrative		(6,127,228)	(6,454,283)	(1,582,901)
Selling and administrative to related party		(216,352)	—	—
(Loss)/profit from operation before income tax		(480,184)	2,186,702	536,284

Other income		848,670	709,986	174,123
Finance cost		(2,090,193)	(2,458,672)	(602,984)
Finance cost – related parties		(59,223)	(6,862)	(1,683)
Share of result of associate		—	675,897	165,763
(Loss)/profit before income tax		(1,780,930)	1,107,051	271,503
Income tax expense	9	(148,668)	(315,266)	(77,319)
Net (loss)/profit for the period		(1,929,598)	791,785	194,184

(Loss)/profit attributable to:
Equity owners of the Company		(1,929,598)	791,785	194,184
Non-controlling interests		—	—	—
Total		(1,929,598)	791,785	194,184

Other comprehensive (loss)/income		(270,178)	5,404	1,325

Total comprehensive (loss)/income for the period		(2,199,776)	797,189	195,509

Loss attributable to:
Equity owners of the Company		(2,199,776)	797,189	195,509
Non-controlling interests		—	—	—
Total		(2,199,776)	797,189	195,509

Basic and diluted net (loss)/earnings per share:
Basic (restated)		(10.73)	0.97	0.24
Diluted (restated)		(7.29)	0.03	0.01
Weighted average number of common shares outstanding – Basic and diluted
Basic (restated)		179,848	816,406	816,406
Diluted (restated)		264,794	23,079,057	23,079,057

Revenue

	As of June 30, 2025	As of June 30, 2026	As of June 30, 2026	Variance
	RM	RM	USD	RM	%
Revenue from contract services	38,289,161	42,571,195	10,440,513	4,292,034	11
Revenue from sales of goods	2,507,413	4,728,963	1,159,770	2,221,550	89
Revenue from contract services – related parties	14,669,420	35,713,128	8,758,584	21,043,708	143
Total revenue	55,465,994	83,013,286	20,358,867	27,547,292	50

Revenue for the six months ended June 30, 2026 was RM83,013,286 (USD20,358,867) representing an increase of 50% from RM55,465,994 for the six months ended June 30, 2025. Revenue from contract services for the period was derived from large-scale solar projects and commercial and industrial projects. The increase was mainly due to execution of projects secured in the preceding year and commencement of few newly awarded contracts during the period.

Our revenue generated from contract services for the six months ended June 30, 2026 was RM42,571,195 (USD10,440,513) representing an increase of 11% from RM38,289,161 for the six months ended June 30, 2025. The increase was due to the execution of projects secured in the preceding year, as well as the commencement of three newly awarded contracts during the period.

Our revenue generated from sales of goods for the six months ended June 30, 2026 was RM4,728,963 (USD1,159,770) representing an increase of 89% from RM2,507,413 for the six months ended June 30, 2025. The increase was due to one-off trading transaction, as a result of the Company able to secured better terms from supplier, took place during the period under review.

Our revenue generated from contract services from related parties for the six months ended June 30, 2026 was RM35,713,128 (USD8,758,584) representing an increase of 143% from RM14,669,420 for the six months ended June 30, 2025. The related parties includes the entities that controlled by or otherwise related to Reservoir Link Energy Bhd.. Revenue derived from contracts awarded by related parties for commercial and industrial projects, which are investors in solar assets. The significant growth was primarily attributable to the completion of multiple rooftop solar projects and the execution of new rooftop solar contracts, following a higher number of contracts secured in the preceding year.

Cost of Sales

	As of June 30, 2025	As of June 30, 2026	As of June 30, 2026	Variance
	RM	RM	USD	RM	%
Material Cost	8,774,878	37,051,828	9,086,898	28,276,950	322
Construction Cost	34,874,969	27,394,671	6,718,497	(7,480,298)	(21)
Staff Cost	2,409,446	2,516,265	617,110	106,819	4
Logistic Cost	643,081	586,545	143,849	(56,536)	(9)
Tools & Machinery	537,700	520,816	127,729	(16,884)	(3)
Miscellaneous	1,333,093	5,422,199	1,329,785	4,089,106	307
Depreciation	1,029,431	879,977	215,814	(149,454)	(15)
Total cost of sale	49,602,598	74,372,301	18,239,682	24,769,703	50

Cost of sales represents our cost incurred in constructing projects, purchasing materials, specific staff costs and other project-related costs incurred for identifiable projects.

The increase in cost of sales was consistent with the overall increase in revenue, primarily due to the execution of large-scale solar projects secured in the preceding year and higher number of newly secured and executed commercial and industrial projects. This increase reflects higher project execution activities during the period, resulting in an increase in overall costs.

The material cost for the six months ended June 30, 2026 was RM37,051,828 (USD9,086,898), representing an increase of 322%, from RM8,774,878 for the period ended June 30, 2025. The increase was due to purchase of solar equipment for several large scale solar projects secured by the Company.

The construction cost for the six months ended June 30, 2026 was RM27,394,671 (USD6,718,497), representing a decrease of 21% from RM34,874,969 for the six months ended June 30 2025. The decrease was due to the several large scale solar projects is at early stage of construction where most of the cost incurred coming from purchase of solar equipment.

The staff costs for the six months ended June 30, 2026 was RM2,516,265 (USD617,110), representing an increase of 4% from RM2,409,446 for the six months ended June 30 2025. The increase was due to salary increment given to staff during the financial period.

The logistic costs for the six months ended June 30, 2026 was RM586,545 (USD143,849), representing a decrease of 9%, from RM643,081 for six months ended June 30 2025. The decrease was mainly due to lower warehouse storage costs, in line with the reduction in inventory levels resulting from decreased trading activities.

The tools and machinery for six months ended June 30, 2026 was RM520,816 (USD127,729), representing a decrease of 3%, from RM537,700 for the six months ended June 30 2025. This remain consistent as compare to previous year.

The miscellaneous for six months ended June 30, 2026 was RM5,422,199 (USD1,329,785), representing an increase of 307%, from RM1,333,093 for the six months ended June 30 2025. The increase was due to custom duty payable for importing solar equipment from overseas to Malaysia.

The depreciation for six months ended June 30, 2026 was RM879,977 (USD215,814), representing a decrease of 15%, from RM1,029,431 for the six months ended June 30 2025. The decrease in depreciation was due to overstatement of depreciation in the six months ended June 30, 2025 and this adjustment has been made in the financial year ended December 31, 2025.

Selling and Administrative Expenses

	As of June 30, 2025	As of June 30, 2026	As of June 30, 2026	Variance
	RM	RM	USD	RM	%
Information and communication technology subscription	235,511	172,912	42,406	(62,599)	-27
Legal and professional fees	932,286	752,928	184,654	(179,358)	-19
Depreciation of plant and equipment and right-of-use assets	406,731	503,063	123,375	96,332	24
Directors’ fee, salaries and other related expenses	1,124,875	1,084,195	265,897	(40,680)	-4
Employee benefits expenses	2,070,545	2,984,973	732,060	914,428	44
Other expenses	1,573,632	956,212	234,509	-617,420	-39
Total selling and administrative expenses	6,343,580	6,454,283	1,582,901	110,703	2

Selling and administrative expenses mainly comprise of directors’ fee, administrative salaries, depreciation of plant and equipment and right-of-use assets, legal and professional fees and other administrative expenses. The selling and administrative expenses increased to RM6,454,283 (USD1,582,901) for six months ended June 30, 2026, representing an increase of 2% from RM6,343,580 for six months ended June 30, 2025. The increase was mainly attributable to the following reasons:

ICT subscription for six months ended June 30, 2026 was RM172,912 (USD42,406), representing a decrease of 27%, from RM235,511 for six months ended June 30, 2025. The decrease in ICT subscription was due to optimization of certain software requirement during the financial period.

Legal and professional fees paid for six months ended June 30, 2026 was RM752,928 (USD184,654), representing a decrease of 19%, from RM932,286 for six months ended June 30, 2025. The decrease was primarily due to lower cost incurred in corporate exercise.

Depreciation of plant and equipment and right-of-use assets incurred for six months ended June 30, 2026 was RM503,063 (USD123,375), representing an increase of 24% , from RM406,731 for six months ended June 30, 2025. The increase was mainly due to reclassification of depreciation to cost of sales during the financial period.

The directors’ fee and other emoluments for six months ended June 30, 2026 was RM1,084,195 (USD265,897), representing a decrease of 4%, from RM1,124,875 for six months ended June 30, 2025. The decrease was mainly due to decrease director liability insurance and offset by the increase in director’s salary.

Employee benefit expenses paid for six months ended June 30, 2026 was RM2,984,973 (USD732,060), representing an increase of 44% from RM2,070,545 in six months ended June 30, 2025. The increase was due to the increase in headcount of the selling and administrative team to support company’s business expansion.

Other expenses mainly consist of realized foreign exchange losses, stamp duty, insurance premiums, entertainment expenses and travelling expenses.

Other income

Other income mainly derived from gain from interest income and realized and unrealized gain on foreign exchange.

Other income for the six months ended June 30, 2026 was RM709,986 (USD174,123), representing a decrease of 16%, from RM848,670 for six months ended June 30, 2025. This decrease was due to unrealized loss on non-trade creditors.

Finance Cost

Finance cost is mainly derived from borrowings from financial institution and interest expenses charged by our related company on advances.

Interest expenses for the six months ended June 30, 2026 were RM2,465,534 (USD604,667), representing an increase of 15%, from RM2,149,416 in the six months ended June 30, 2025. The increase in interest expenses was due to increase in utilization of loan and trade financing from financial institutions to cater for the increase in working capital requirement as a result of our business expansion.

Income Tax

Our current taxation increased from income tax expense of RM148,668 for the six months ended June 30, 2025 to income tax expense of RM315,266 (USD77,319) for the six months ended June 30, 2026, representing an increase of 112%, due to the increase in profit before tax during the six months ended June 30, 2026.

For the subsidiaries that are incorporated in Malaysia, they are governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates of 24% (June 30, 2025: 24%) on the taxable income for the six months ended June 30, 2026.

Net (loss)/profit for the period

The Group recorded a net (loss)/profit for the six months ended June 30, 2026 were RM791,785 (USD194,184), mainly due to increase of its revenue during the financial period. The loss for the six months ended June 30, 2025 was mainly due to lower revenue generated during the financial period due to lower of projects executed during the period.

Segment Reporting

The group reporting is organized and managed in two major business units. All of our revenue is derived from one segment country which is in Malaysia.

The reportable segments are summarized as follows:

i)	Large-scale solar — Large-scale solar projects are utility scale solar PV power plants with installed generating capacity of 1 MWac or more. Large-scale solar projects are ground mounted and floating and are designed to supply power to the power grid. For the majority of our large-scale solar projects, we usually act as the contractor to the project awarder, who is the main contractor for a solar project.

ii)	Commercial & Industrial — C&I projects are smaller scale solar projects where the solar PV systems are installed on rooftops and are designed to generate electricity for commercial and industrial properties for their own consumption, such as factories, warehouses and commercial stores. For C&I projects, we usually sign a service contract with the project owner and act as the main contractor.

Revenue from contract services primarily involved in project execution, including construction, installation and integration works, testing and commissioning of our solar projects. Revenue from sales of goods involved in supply and selling of solar mounting structure and its accessories. Consequently, both segments contribute to revenue from contract services and sales of goods, as reflected in the financial statements and related notes included elsewhere in this current report.

	As of June 30, 2025 (Unaudited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
By Business Unit	RM	RM	Convenience Translation USD
Revenue
Large Scale Solar Contract Services	31,310,177	64,740,421	15,877,480
Commercial & Industrial Contract Services	21,648,404	13,543,902	3,321,619
Large Scale Solar Sales of Goods	—	1,940,000	475,781
Commercial & Industrial Sales of Goods	2,507,413	2,788,963	683,987,
Total revenue	55,465,994	83,013,286	20,358,867

Cost of Sales
Large Scale Solar Contract Services	(28,708,507)	(60,148,005)	(14,751,197)
Commercial & Industrial Contract Services	(18,632,087)	(9,951,432)	(2,440,572)
Commercial & Industrial Sales of Goods	(2,262,004)	(4,272,864)	(1,047,913)
Total cost of sales	(49,602,598)	(74,372,301)	(18,239,682)

Large Scale Solar Gross profit	2,601,670	6,532,416	1,602,064
Commercial & Industrial Gross profit	3,261,726	2,108,569	517,121
Total gross profit	5,863,396	8,640,985	2,119,185
Selling and administrative expenses	(6,127,228)	(6,454,283)	(1,582,901)
Selling and administrative expenses to related parties	(216,352)	—	—
(Loss)/profit from operations before income tax	(480,184)	2,186,702	536,284

	As of December 31, 2025 (Audited)	As of June 30, 2026 (Unaudited)	As of June 30, 2026 (Unaudited)
Total assets	RM	RM	Convenience Translation USD
Large Scale Solar segment	48,822,485	95,112,630	23,326,212
Commercial & Industrial segment	38,476,543	39,488,720	9,684,542
Total of reportable segments	87,299,028	134,601,350	33,010,754
Corporate and other	102,449,572	124,149,406	30,447,433
Consolidated total assets	189,748,600	258,750,756	63,458,187

Total liabilities	RM	RM	Convenience Translation USD
Large Scale Solar segment	8,255,741	22,448,950	5,505,567
Commercial & Industrial segment	12,149,110	10,316,536	2,530,113
Total of reportable segments	20,404,851	32,765,486	8,035,680
Corporate and other	139,087,390	183,071,252	44,897,916
Consolidated total liabilities	159,492,241	215,836,738	52,933,596

Revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the six months ended June 30, 2026 and 2025. Cost of sales reported above represents direct cost related to each business unit and indirect cost that can’t be segregated into each respective business unit was presented under selling and administrative expenses.

Our gross profit from large scale solar projects increased by RM3,930,746 or approximately 151% from RM2,601,670 for the six months ended June 30, 2025 to RM6,532,416 (USD1,602,064) for the six months ended June 30, 2026. The increase was due to the execution of projects secured in the preceding year, as well as the commencement of few newly awarded contracts during the period.

Our gross profit from commercial and industrial projects experienced a decrease by RM1,153,157 or approximately 35% from RM3,261,726 for the six months ended June 30, 2025 to RM2,108,569 (USD517,121) for the six months ended June 30, 2026. The decrease was due to most of the contract secured for commercial and industrial projects are still at early stage as of June 30, 2026.

The total assets for our large-scale solar segment increased by RM46,290,145 or approximately 95% from RM48,822,485 as of December 31, 2025 to RM95,112,630 (USD23,326,212) as of June 30, 2026. The increase was mainly due to an increase in such segment’s contract assets which is in line with the increase in revenue for our large-scale solar segment.

The total assets for our commercial and industrial segment increased by RM1,012,177 or approximately 3% from RM38,476,543 as of December 31, 2025 to RM39,488,720 (USD9,684,542) as of June 30, 2026. The increase was mainly due to increase in solar assets investment during the financial period.

The total assets for our corporate and other segment increased significantly by RM21,699,834 or approximately 21% from RM102,449,572 as of December 31, 2025 to RM124,149,406 (USD30,447,433) as of June 30, 2026. The increase was due to increase in other receivables and prepayment.

The total liabilities for our large-scale solar segment increased by RM14,193,209 or approximately 172% from RM8,255,741 as of December 31, 2025 to RM22,448,950 (USD5,505,567) as of June 30, 2026. The increase was due to increase in trade payables as a result of purchase of solar equipment during the financial period.

The total liabilities for our commercial and industrial segment decreased by RM1,832,574 or approximately 15% from RM12,149,110 as of December 31, 2025 to RM10,316,536 (USD2,530,113) as of June 30, 2026. The decrease was due to the decrease in other payables, mainly attributable to repayment of trade payables related to commercial and industrial segment.

The total liabilities for our corporate and other segment increased by RM43,983,862 or approximately 32% from RM139,087,390 as of December 31, 2025 to RM183,071,252 (USD44,897,916) as of June 30, 2026. The increase was mainly due to an increase in bank and other borrowings as a result of utilization of working capital financing from financial institutions.

Liquidity and Capital Resources

We expect to satisfy our capital requirements through a combination of cash on hand, borrowings under existing and anticipated future financing arrangements, convertible securities payable under the Securities Purchase Agreement with Avondale and Streeterville and the issuance of additional equity securities as appropriate and given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. In addition, changes in our operating plans, including lower than anticipated revenues, increased expenses, capital expenditures, acquisitions or other events may cause us to seek additional debt or equity financing in future periods, which may not be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations, additional covenants and operating restrictions.

Financing Arrangements

As of June 30, 2026, our Company had obtained revolving credit facilities of RM158.7 million from financial institutions including invoice financing, accepted bill, cash line, term loan, bank guarantee and others that can be utilized for short term working capital needs.

	As of December 31, 2025	As of June 30, 2026	As of June 30, 2026
	RM	RM	USD
Maturities
Maturity within 1 year	45,626,825	86,918,717	21,316,670

As of June 30, 2026, we utilized a term loan of RM26.2 million, which carries a 11-year and 12-year repayment term, to finance investment of solar assets. Apart from the term loan utilized for utilized for financing of investment of solar assets and term loan acquired for purchasing keyman insurance for two of our directors, which carries a 10- year repayment term, all other financing facilities secured by our Company have a repayment term of less than 1 year.

Cash Flows

	For the six months ended June 30,
	2025	2026	2026
	RM	RM	USD
Net cash used in operating activities	(15,595,665)	(37,051,326)	(9,086,776)
Net cash used in investing activities	(1,900,031)	(11,968,083)	(2,935,151)
Net cash generated from financing activities	24,696,022	39,656,944	9,725,799
Net increase in cash and cash equivalents	7,200,326	(9,362,465)	(2,296,128)
Cash and bank balances at beginning of period	4,563,108	66,215,856	16,239,327
Effects of exchange rate changes	276,082	90,677	22,238
Cash and bank balances at end of period	12,039,516	56,944,068	13,965,437

Operating activities

Net cash generated from/(used in) operating activities consists primarily of net loss adjusted for non-cash items, changes in working capital and income tax expense.

Net cash used in operating activities in six months ended June 30, 2025 was RM15,595,665 (USD3,702,233), which consists of net loss before income tax for the period of RM1,780,930. Between the net loss before income tax and net cash used in operating activities was due to adjustments for non-cash primarily and non-operating items primarily included net impairment loss on trade receivables at RM273,075 and depreciation of plant and equipment at RM1,293,080, and finance cost of RM1,440,164. In addition, the negative operating cash flow derived from changes in working capital of RM16,118,435, comprise of increase in trade receivables of RM3,972,139, decrease in inventories of RM1,672,073, decrease in trade payables of RM2,242,484, decrease in other payables of RM18,804,175, other receivables and prepayment of RM5,018,533 which resulted in negative operating cash flow and decrease in contract assets of RM12,246,823 which resulted in positive operating cash flow.

Net cash used in operating activities in six months ended June 30, 2026 was RM37,051,326 (USD9,086,776), which consists of profit before income tax for the period of RM1,107,051. Between the profit before income tax and net cash used in operating activities was due to adjustments for non-cash and non-operating items primarily included depreciation of plant and equipment at RM1,228,222, finance cost of RM2,445,694, and unrealized foreign exchange losses. In addition, the negative operating cash flow derived from changes in working capital of RM39,542,477, comprise of increase in contract assets of RM45,909,385 and increase in other receivables and prepayment of RM22,934,006 which resulted in negative operating cash flow and increase in trade and other payables of RM24,018,587 which resulted in positive operating cash flow.

Investing activities

Net cash used in investing activities in six months ended June 30, 2025 and 2026 was RM1,900,031 and RM11,968,083 (USD2,935,151) respectively, which were mainly for the purpose of investment in solar assets and placements of fixed deposits pledged with licensed banks.

Financing activities

Net cash generated from financing activities in six months ended June 30, 2025 was RM24,696,022 (USD5,862,556), which was mainly contributed by proceeds from convertible securities payable at RM10,044,046 and drawdown of bank borrowings of RM19,951,926 for the purpose of financing our ongoing projects. On April 22, 2025, the Company entered into a Securities Purchase Agreement with Avondale Capital, LLC, pursuant to which the Company issue and sell to Avondale Capital, LLC an aggregate amount of up to USD10,000,000. The Company received net proceeds of RM10,044,046 (USD2,384,343) after accounting for any applicable discounts and transaction costs.

Net cash generated from financing activities in six months ended June 30, 2026 was RM39,656,944 (USD9,725,799), which was mainly contributed by proceeds from drawdown of bank facilities of RM47,350,232 for the purpose of financing our ongoing projects.

As of June 30, 2026, we had RM72,605,810 (USD17,806,452) in cash and bank balances, out of which RM7,901,196 (USD1,937,755) was held in MYR and the rest was held in USD, SGD and THB. Our cash and bank balances consist of bank balances of RM56,944,068 and fixed deposit of RM15,661,742.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Capital Expenditures, Divestments

As of June 30, 2026, we have no material capital expenditures planned for the next 12 months.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk (including foreign currency risk, interest rate risk, and equity price risk), credit risk, and liquidity risk in the ordinary course of business. Our overall financial risk management policy focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Foreign Currency Risk

We are exposed to foreign currency risk with transactions and balances that are denominated in currencies other than our functional currency. The currencies giving rise to this risk are primarily Chinese Renminbi (“RMB”) and United States Dollar (“USD”). Foreign currency risk is monitored closely on an on-going basis to ensure that the net exposure is at an acceptable level.

Our exposure to foreign currency risk based on the carrying amounts of the financial instruments at the end of the reporting period is summarized below.

	Assets		Liabilities
	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026
	RM	RM	RM	RM
United States Dollar	2,117,602	3,106,083	918,237	13,708,673
Chinese Renminbi	2,116	2,077	1,432,416	407,217

Foreign Currency Risk Sensitivity Analysis

The following table details the sensitivity analysis to a 10% change in the foreign currencies at the end of the reporting period, with all other variables held constant. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates.

	As of December 31, 2025	As of June 30, 2026
	RM	RM
United States Dollar	91,152	(805,797)
Chinese Renminbi	(108,703)	(30,791)

Interest Rate Risk

We are exposed to interest rate risk as we have bank borrowings which are interest bearing. The interest rates of the bank borrowings are disclosed in Notes to the financial statements. We currently do not have an interest rate hedging policy.

Interest Rate Sensitivity Analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on loans had been 50 basis points higher/lower and all other variables were held constant, our profit for six months ended June 30, 2026 would decrease/increase by RM416,643 (USD102,181) (December 31, 2025: RM239,113).

Liquidity Risk

Liquidity risk arises mainly due to general funding and business activities. We practice prudent risk management by maintaining sufficient cash balances and the availability of funding through cash flows from operations, certain committed credit facilities and equity financing.

Based on the above considerations, management is of the opinion that our Company has sufficient funds to meet our working capital requirements and debt obligations as they fall due. Our Company’s liquidity position is supported by the corporate exercise, including the issuance of convertible securities and continued access to funding from capital markets and financial institutions.

Maturity Analysis

The following table sets out the maturity profile of the financial liabilities at the end of the reporting period based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on the rates at the end of the reporting period.)

The Company	Carrying Amount	Contractual Undiscounted Cash Flows	Within 1 Year	1 – 5 Years	Over 5 Years
	RM	RM	RM	RM	RM
As of June 30, 2026
Non-derivative Financial Liabilities
Bank borrowings	110,286,692	117,496,300	88,362,161	15,792,923	13,341,216
Convertible securities payable	52,819,830	52,819,830	52,819,830	—	—
Lease liabilities	553,103	553,103	81,808	471,295	—
Trade payables	34,236,294	34,236,294	34,236,294	—	—
Other payables and accruals	17,471,394	17,471,394	17,471,394	—	—
Amount due to related parties	469,425	469,425	469,425	—	—
	215,836,738	223,046,346	192,971,487	16,264,218	13,341,216
As of December 31, 2025

Non-derivative Financial Liabilities
Bank borrowings	63,340,867	67,741,152	46,998,342	16,109,886	4,632,924
Convertible securities payable	64,170,406	64,170,406	64,170,406	—	—
Lease liabilities	708,629	744,000	462,000	282,000	—
Trade payables	18,315,260	18,315,260	18,315,260	—	—
Other payables and accruals	8,951,463	8,951,463	8,951,463	—	—
Amount due to related parties	3,901,595	4,047,143	4,047,143	—	—
	159,388,220	163,969,424	142,944,614	16,391,886	4,632,924

Capital Risk Management

We manage our capital to ensure that entities within our Company will be able to maintain an optimal capital structure so as to support our businesses and maximize shareholders’ value. To achieve this objective, we may make adjustments to the capital structure in view of changes in economic conditions, such as adjusting the amount of dividend payment, returning of capital to shareholders or issuing new shares.

We manage our capital based on debt-to-equity ratio that complies with debt covenants and regulatory, if any. The debt-to-equity ratio is calculated as net debt divided by total equity. Net debt includes loans and borrowings from financial institutions, while capital includes equity attributable to the owners of the parent and non-controlling interest. The debt-to-equity ratio of our Company at the end of the reporting period was as follows:

	As at December 31, 2025	As at June 30, 2026	As at June 30, 2026
	RM	RM	USD
Total debts	63,340,867	110,286,692	27,047,626
Total equity	30,256,359	42,914,018	10,524,591
Debt-to-equity ratio	2.09	2.57	2.57

Our Company’s debt-to-equity ratio increased from 2.09 as of December 31, 2025 to 2.57 as of June 30, 2026, primarily due to additional borrowings to support business expansion. The increase in leverage may expose the Company to higher credit and liquidity risk in the event of adverse market or operating conditions. However, following the conversion of the convertible note payable into ordinary shares, the Company’s equity position is expected to improve, which would in turn reduce the debt-to-equity ratio and strengthen the capital structure.

We complied with the capital requirements and loan covenants imposed by financial institutions for the six months ended June 30, 2026 and December 31, 2025.

Our overall strategy remains unchanged from the previous year.

Critical Accounting Policies and Estimates

Critical accounting, judgments and key sources of estimation uncertainty

Management believes that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year other than as disclosed below:-

Contract Revenue Recognition

The Group enters into contracts with customers to provide construction services related to renewable energy sectors. Revenue from providing such services is recognized over time measure via input method, determined based on the proportion of costs incurred for work performed to date over the estimated total costs. The estimated total costs derived based on bill of quantities issued by customer and costing information gathered via request for quotations. Transaction price is computed based on the price specified in the contract and adjusted for any variable consideration such as incentives and penalties.

Based on the above approach, the contract revenue recognized in the six months ended June 30, 2025, and 2026 is RM52,958,581 and RM78,284,323, respectively. Based on assessment conducted at reporting date, there are no material evidence that the estimate is reasonable likely to change in the foreseeable future.

Internal Control over Financial Reporting

Our management may conclude that our internal control over financial reporting is not effective. In addition, as a publicly listed company since October 2024, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

In preparing our unaudited interim condensed consolidated financial statements, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies. The material weaknesses identified included a lack of accounting staff and resources with appropriate knowledge of International Financial Reporting Standards and SEC reporting and compliance requirement and deficiency of internal journal entries procedure. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures (i) implementing regular and continuous International Financial Reporting Standards accounting and financial reporting training programs for our accounting and financial reporting personnel; and (ii) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, and the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.